K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L

                                                                                    Peter G. Smith
                                                                                    Partner
                                                                                    Phone 212-715-9401
                                                                                    Fax 212-715-8000
                                                                                    psmith@KRAMERLEVIN.com

                        July 17, 2006

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Scientific Games Corporation
      Form 10-K for the Year Ended December 31, 2004
      Filed March 16, 2005
          Form 8-K filed November 4, 2005
          File No. 0-13063

Dear Mr. Wilson:

Following up on my telephone message and letter of July 13, 2006 and my subsequent exchange of telephone messages with Mr. Edgar, we respectfully propose on behalf of our client Scientific Games Corporation (the “Company”) that the Company respond by July 27, 2006 to the further comment letter from the Staff of the Division of Corporation Finance dated June 28, 2006 with respect to the filings referenced above. The Company had previously responded on March 29, 2006 to the last comments received from the Staff.

Both the Company’s Chief Financial Officer and its Chief Executive Officer have been out of the country for several days, until this past weekend. In addition, the Company’s response requires coordination with appropriate individuals at both its present independent accountants and their predecessors.

Under the circumstances, the Company hopes that this suggested schedule, providing an additional ten business days to finalize a response, is satisfactory to the Staff. Thank you very much for your cooperation.

                         Sincerely,

                                                /s/ Peter G. Smith
                        Peter G. Smith

cc:   Mr. David Edgar
    Staff Accountant
    Division of Corporation Finance

    Mr. Brad Skinner
    Accounting Branch Chief
    Division of Corporation Finance

    Mr. A. Lorne Weil
    Chief Executive Officer
    Scientific Games Corporation